Exhibit 99.1

Ecopetrol wins two blocks for hydrocarbon exploration and production in Mexican shallow waters

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) reports that in a public ceremony held today in Mexico City, Mexico’s National Hydrocarbons Commission finalized the bidding processCNH-R02-L01/2016, awarding shared production contracts for hydrocarbon exploration and extraction in 15 Mexican shallow-water areas.

Ecopetrol S.A. submitted the best offers and was declared the winning bidder for two blocks in the southeast basins, together with Petronas and Pemex.

The first was Area 6 (559 square meters), along with its partner PC Carigali México (a Petronas subsidiary); the firms offered the Mexican government 65.19% of operating profits and an additional investment factor of 1.0, equivalent to one well.

The second block Ecopetrol won was Area 8 (586 square kilometers). In this block its strategic partner was Pemex and the operating profit offered to the Mexican government was 20.10%, with an additional investment factor of 0.

The participation of Ecopetrol in both blocks is 50%.

This achievement is part of the strategy to strengthen and diversify exploration and production activities in Colombia and abroad, and thereby increase hydrocarbon reserves. The Ecopetrol Group is active in the United States, Brazil, Peru and, as of today, Mexico.

Ecopetrol’s entry into this market is the result of the Mexican government’s strategy of attracting foreign investment, with a commitment to implementing high standards of operations, industrial safety and corporate responsibility.

Bogota, June 20, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co